21 May 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 245,000 Reed Elsevier PLC ordinary shares at a price of 765.4166p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 74,899,214 ordinary shares in treasury, and has 1,188,836,009 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 17,414,300 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 150,000 Reed Elsevier NV ordinary shares at a price of €13.0234 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 46,670,406 ordinary shares in treasury, and has 683,561,444 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 10,057,319 shares.